Exhibit 99.1

High Tide Subsidiary Blessed CBD Enters German Market

The Company Continues to Expand Organically in Strategic International Markets

CALGARY, AB, March 9, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its U.K. based subsidiary Blessed CBD has entered the German market with online sales of its full spectrum CBD oils, gummies, capsules, creams and balms via its official website at www.BlessedCBD.de. Additional CBD product categories will be introduced for sale in the German market in the coming months. Fulfillment will be facilitated through High Tide's existing Amsterdam based warehouse.

High Tide Inc. March 9, 2022 (CNW Group/High Tide Inc.)

The largest CBD market in Europe, Germany is poised to experience a significant increase in demand for CBD products in the coming years. The growth in demand for high quality CBD products is an international phenomenon, with Fortune Business Insights projecting global demand to reach US$56 billion by 2028, equating to a Compound Annual Growth Rate of 47%.1

"Today's news gives us a foothold in Germany which is poised to make up half of the E.U. cannabis market by 2024, according to Prohibition Partners. The move into Germany is part of our ongoing strategy to diversify our revenue base by identifying strategic opportunities and filling gaps in international cannabis markets through the organic expansion of our brands and products,"  said Raj Grover, President and Chief Executive Officer of High Tide. "Our unique and diversified ecosystem allows High Tide to drive revenue, EBITDA growth and market share gains internationally, today, without having to rely on the potential of federal cannabis legalization in the U.S. Our CBD business lines provide us with high margin sales opportunities which allow us to further expand market share in our core business of bricks and mortar cannabis sales by enhancing our consolidated margin profile," added Mr. Grover.

"With all of the recent cannabis-related developments in Germany, I'm thrilled about Blessed CBD's launch in Europe's largest cannabis market. As promised, this is the first phase of our blueprint to take Blessed CBD to emerging new international markets, and to truly create a globally recognised CBD powerhouse," said Vithurs (V) Thiru, Founder of Blessed CBD. "As part of our 2022 expansion plans, and by leveraging High Tide's cross-platform synergies, Blessed CBD will also be accelerating growth in additional key markets such as the USA and other European countries. This is going to be an exciting year at High Tide," added Mr. Thiru.

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[1] Source: Fortune Business Insights https://www.fortunebusinessinsights.com/cannabidiol-cbd-market-103215

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021, and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology - Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

ABOUT BLESSED CBD

Enigmaa Ltd., operating as Blessed CBD is one of the leading online retailers of hemp-derived CBD products in the U.K. The company provides a hemp-derived CBD marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD brand in several publications including The Mirror, Reader's Digest, and Maxim Magazine.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 09-MAR-22